UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number 001-34837

Luokung Technology Corp.

(Translation of registrant's name into English)

3rd Floor, Borough A, Block A, No. 181, South Taibai Road, Xi’an, Shaanxi Province,

People’s Republic of China 710065

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6'-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(6)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule l01(b)(7): ___

Note: Regulation S-T Rule 101(6)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public' under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Luokung Technology Corp.

Entry into Share Purchase Agreement

On August 28, 2019, Luokung Technology Corp., a corporation organized under the laws of the British Virgin Islands (the “Company”), entered into a Share Purchase Agreement (the “Agreement”) pursuant to which the Company will acquire 100% of the equity interests of eMapgo Technologies (Beijing) Col, Ltd. (“EMG) from EMG’s shareholders for an aggregate purchase price of RMB 836 million (approximately equivalent to $119 million), which includes approximately RMB 709 million in cash and the remaining RMB 127 million will be paid by issuance of the Company’s common stock (the “Shares”) at the conversion rate of $7 per share. The agreement to acquire EMG is conditioned on, among other things, the Company's ability to raise the necessary financing to consummate the acquisition of EMG.

The Shares to be issued by the Company pursuant to the Agreement shall be sold and issued pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

The Agreement contains customary representations and warranties, indemnification provisions, and pre- and post-closing conditions and covenants of each party, including that the agreement is conditioned on the Company’s ability to raise the necessary financing to consummate the acquisition of EMG. The description contained herein of the terms of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Luokung Technology Corp. is also furnishing under the cover of Form 6-K a press release as Exhibit 99.2 hereto.

In connection with the Acquisition, the Company is hereby furnishing under the cover of Form 6-K:

Exhibit 99.1	Share Purchase Agreement, dated August 28, 2019, by and among, Luokung Technology Corp.,, Beijing Zhong Chuan Shi Xun Technology Limited, Saleya Holdings Limited, EMapgo Technologies (Beijing) Col, Ltd., Beijing DMG Infotech Col Ltd. and the Selling Shareholders named therein

Exhibit 99.2	Press Release, dated August 28, 2019, by Luokung Technology Corp. announcing the Share Purchase Agreement

Resignation of Directors

Effective September 2, 2019, Mr. Jin Shi and Mr. Chuang Tao resigned from the Company’s board of directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luokung Technology Corp.

Date: September 13, 2019	By:	/s/ Xuesong Song
	Name:	Xuesong Song
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

Exhibit Index

Exhibit Number	Description

Exhibit 99.1	Share Purchase Agreement, dated August 28, 2019, by and among, Luokung Technology Corp.,, Beijing Zhong, Chuan Shi Xun Technology Limited, Saleya Holdings Limited, EMapgo Technologies (Beijing) Col, Ltd., Beijing DMG Infotech Col, Ltd. and the Selling Shareholders named therein

Exhibit 99.2	Press Release, dated August 28, 2019, by Luokung Technology Corp. announcing the Share Purchase Agreement